SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 8, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, March 8th, 2007

Securities and Exchange Commission

Dear Sirs,

                    The undersigned, as attorney-in-fact of Banco Macro S.A. (the “Bank”), is addressing the Securities and Exchange Commission to inform you that on the date hereof the board of directors of the Bank has approved the annual report corresponding to the fiscal year 2006.

                    Please be informed that in such annual report it has been proposed the payment of a cash dividend for an amount of AR$ 0.15 by per share subject to the authorization from the Central Bank of the Republic of Argentina.

                    The above mentioned distribution is not subject to the 35 % withholding set forth in the section following Section  69 of the Argentine Income Tax Law since the distributed dividends do not exceed the income as determined based on the application of the general provisions of such law.

Sincerely yours,

Luis Cerolini
Banco Macro S.A.
Attorney-in-fact

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 8, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact